Exhibit 99.1

HAFNIA LIMITED: Ex dividend USD 0.1015 on the Oslo Stock Exchange today

Singapore, May 22, 2025

Reference is made to the stock exchange announcements made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on May 15, 2025 regarding key information relating to the dividend for the first quarter 2025.

The shares of the Company will be traded ex-dividend on the Oslo Stock Exchange from today, May 22, 2025, and on the New York Stock Exchange from May 23, 2025.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.